IAC/InterActiveCorp

555 West 18th Street

New York, New York 10011

October 4, 2011

Ms. Mara L. Ransom

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             IAC/InterActiveCorp

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Definitive Proxy Statement on Schedule 14A

Filed April 29, 2011

File No. 000-20570

Dear Ms. Ransom:

This letter includes the responses of IAC/InterActiveCorp (the “Company” or “IAC”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) regarding those filings of the Company referenced above, which were delivered to IAC in a comment letter dated September 7, 2011.  For your convenience, we have included in this letter the text of the Staff’s comments followed by the responses of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Financial Position, Liquidity and Capital Resources, page 42

1.              Please discuss your external sources of liquidity.  See Item 303(a)(1) of Regulation S-K.

RESPONSE:  In response to the Staff’s comment, the Company will discuss its external sources of liquidity in our future Annual Report on Form 10-K and Quarterly Report on Form 10-Q filings, beginning with the Form 10-Q for the quarter ended September 30, 2011.  The proposed disclosure, to be updated in future filings as appropriate, is as follows:

Proposed Disclosure

The Company’s principal sources of liquidity are its cash and cash equivalents and marketable securities, as well as its cash flows generated from operations.  The Company currently does not have in place any formal arrangements that would provide it with external sources of financing such as a revolving credit or other similar facility. The Company has two tranches of warrants outstanding; both with expiration dates of May 7, 2012. The first tranche consists of warrants to acquire 13.7 million shares of IAC common stock at a strike price of $26.87 per share and the second tranche consists of warrants to acquire 4.5 million shares of IAC common stock at a strike price of $31.75 per share. The Company’s common stock price at [DATE], 2011 was $[XX.XX].  Assuming all the warrants were exercised on May 7, 2012, the total proceeds that the Company would receive would be $369.4 million for the first tranche and $144.4 million for the second tranche.

The Company anticipates that it will need to make capital and other expenditures in connection with the development and expansion of its operations.  The Company expects that 2011 capital expenditures will be slightly less than 2010.  At [DATE], 2011, IAC had approximately [XXX] million shares remaining in its share repurchase authorization.  IAC may purchase shares over an indefinite period of time on the open market and in privately negotiated transactions, depending on those factors IAC management deems relevant at any particular time, including, without limitation, market conditions, share price and future outlook. The Company believes its existing cash, cash equivalents and marketable securities, together with its expected positive cash flows generated from operations in 2011 will be sufficient to fund its normal operating requirements, including capital expenditures, share repurchases, investing and other commitments for the foreseeable future.  Our liquidity could be negatively affected by a decrease in demand for our products and services.  The Company may make acquisitions and investments that could reduce its cash, cash equivalents and marketable securities balances and as a result, the Company may need to raise additional capital through future debt or equity financing to provide for greater financial flexibility. Additional financing may not be available at all or on terms favorable to us.

2.              Please revise your analysis of operating cash flows to provide a more detailed explanation of the offsetting factors that contributed to the net change in cash flows. In addition, we note that your discussion of cash flows from investing and financing activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows.  This does not appear to contribute substantively to an understanding of your cash flows.  Rather, it repeats items that are readily determinable from the financial statements.  When preparing the discussion and analysis of cash flows, you should address material changes in the underlying drivers that affect these cash flows.  These disclosures should also include a discussion of the underlying reasons for changes that affect cash flows.  Please revise to disclose the underlying reasons for material changes to better explain the variability in your cash flows.  See Section IV.B.1 of Release No. 33-8350 (December 19, 2003).

RESPONSE:  We have noted the Staff’s comment.  With respect to our discussion of cash flows from investing and financing activities, we believe our current discussion is not a recitation of reconciling items identified on the face of the statement of cash flows but rather a description of the sources and uses of cash related to our investing and financing activities that are reported on the face of our statement of cash flows.  However, the Company will revise its discussion of cash flows in our future Annual Report on Form 10-K and Quarterly Report on Form 10-Q filings, beginning with our Form 10-Q for the quarter ended September 30, 2011.  Specifically, we will revise our discussion and analysis of cash flows from operating activities to provide a more detailed explanation of the factors that contributed to the net change in cash flows.  In addition, we will address any material changes in the underlying drivers that affect cash flows and disclose the underlying reasons for any material changes to better explain the variability in our cash flows.  The proposed disclosure, prepared for our 2010 Form 10-K, which will be updated in future filings as appropriate, is set forth on Exhibit A hereto.  Given the substantial changes, the section is not marked to show changes from what was in our Form 10-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

3.              Please discuss your Chairman’s and CEO’s role in the compensation-setting process and clearly state who made the compensation decisions you refer to throughout your CD&A.  We note that your disclosure on page 20 that Mr. Diller and Mr. Blatt met with the Committee to discuss annual bonuses and year-end equity awards; however, it is not clear what input they provided.  Disclose whether Mr. Diller or Mr. Blatt made recommendations regarding elements of compensation and discuss the extent to which the Committee determined to pay or award compensation other than as recommended.  See Item 402(b)(2)(xv) of Regulation S-K.

RESPONSE:  In response to the Staff’s comment, the Company will revise the disclosure referred to above in future filings, such disclosure to include a discussion of the roles of our Chairman and CEO in the compensation-setting process, a clear statement of who made the compensation decisions we refer to throughout our CD&A, whether Mr. Diller or Mr. Blatt made recommendations regarding elements of compensation and the extent to which the Committee determined to pay or award compensation other than as recommended.  The proposed disclosure is set forth below (and will be appropriately modified in future filings to reflect actual circumstances), with additions appearing in bold italics and deletions appearing in brackets:

Proposed Disclosure:

Roles and Responsibilities

The Compensation and Human Resources Committee of the Company’s Board of Directors (for purposes of this Compensation Discussion and Analysis, the “Committee”) has primary responsibility for establishing the compensation of the Company’s executive officers.  All compensation decisions referred to throughout this Compensation Disclosure and Analysis section have been made by the Committee, based, in part, on recommendations from Mr. Diller and Mr. Blatt as described below. The Committee currently consists of Messrs. Martinez, Keough and Rosenblatt.

The executive officers participate in structuring Company-wide compensation programs and in establishing appropriate bonus and equity pools. Historically, at year-end, Mr. Diller would meet with the Committee and discuss his views of corporate and individual executive officer performance for the prior year and his recommendations for appropriate compensation packages for the individual executive officers (other than himself). As a result of the senior management changes at the Company that took place in December 2010, this process for the 2010 year end involved Mr. Diller and Mr. Blatt meeting with the Committee separately, with Mr. Diller making recommendations regarding [to discuss] annual bonuses for each executive officer, other than himself, and Mr. Blatt making recommendations regarding year-end equity awards for each executive officer other than for Mr. Diller and himself[, respectively]. Following these discussions, the Committee met in executive sessions to discuss the recommendations. Following these discussions, the Committee met in executive sessions to discuss the recommendations.  After consideration of the recommendations and, in the case of cash bonuses, making an appropriate adjustment thereto after the Committee’s evaluation of the factors described below under “2010 Bonuses”, the Committee [and to] ultimately determined the compensation packages for each executive officer.

2010 Bonuses, page 21

4.              We note your disclosure that both the EBITA and share price growth performance targets were met, and the Committee then exercised its right to reduce target bonus amounts.  Please disclose the following:

•                  Disclose the maximum bonus award payable to each named executive officer.

•                  Disclose the actual EBITA and share price performance measures achieved and explain how those performance measures grew by at least 5%.

•                  Describe how EBITA was calculated, whether this measure was adjusted and, if so, explain how the measurements were calculated.

•                  Describe the factors the Committee considered in reducing the bonus amounts and explain how these amounts were determined for each of the named executive officers.

See Item 402(b)(1)(v), Item 402(b)(2)(vi) and (ix), and Instruction 5 of Item 402(b) of Regulation S-K.

RESPONSE:  In response to the Staff’s comments, the Company notes that, subject to the attainment of performance goals that are set solely for purposes of ensuring the tax deductibility of compensation, the payment of annual bonuses is at the sole discretion of the Compensation and Human Resources Committee (the “Committee”).  As stated in our 2011 Proxy Statement, the establishment of performance goals and maximum bonus amounts is undertaken solely to meet the requirements of Section 162(m) of the Internal Revenue Code, which relates to the deductibility of certain executive compensation.  Satisfaction of one or more of the performance goals established by the Committee allows for the payment of bonuses that will be deductible by the Company for federal income tax purposes, should any bonuses be awarded to the Company’s named executive officers.  Satisfaction of the applicable performance goals does not obligate the Committee to approve any specific bonus amount for any executive officer and while satisfaction of the performance goals established for 162(m) purposes is a condition to payment of annual bonuses, if the pre-condition to payment is satisfied, the Committee considers a range of factors in determining the bonus amount for any executive.

The determination of bonus amounts is based on a non-formulaic assessment of factors that vary from year to year, and such factors are identified in our annual proxy statements, including the 2011 Proxy Statement.  While the Company has provided information on its performance measures in the past, the Company does not believe that either these performance measures or the requested disclosures in the first three bullets above are material elements of the Company’s executive compensation policies or decisions.  The information regarding performance goals provided in the 2011 Proxy Statement demonstrates the Company’s satisfaction of the requirements for performance-based compensation under Section 162(m) of the Code.  The specific discussion of the actual factors considered in setting bonus amounts is, we believe, the meaningful disclosure relating to bonus awards and the determination thereof.  With this background, the Company hereby responds to the Staff’s comments in more detail:

With respect to the Staff’s comment in the first bullet above, the Company notes that it has not previously disclosed the maximum bonus amount set for each executive given the rationale behind the establishment of the maximum bonus amounts, i.e., the amount has historically been established purely as a tax compliance matter.  While the maximum amount is an absolute limit, the amount is well in excess of any likely bonus payment and the Company believes that disclosing this number would place undue importance on a bonus number that does not reflect a likely outcome and would distract stockholders from the actual factors considered by the Committee and actual bonuses paid.

With respect to the Staff’s comments in the second and third bullets above, the Company acknowledges that these measures have been disclosed in its Proxy Statements since 2008 in response to a specific comment from the Staff.  Notwithstanding this historical disclosure, the Company believes that to provide additional disclosure regarding measures that do not currently constitute material elements of the Company’s compensation policies would distract investors from focusing their attention on the actual factors considered in setting bonus amounts (as disclosed above), which the Company believes is more meaningful disclosure relating to bonus awards and the determination thereof.

With respect to the Staff’s comments set forth in the last bullet above, the Company refers to the disclosure on page 21 of the 2011 Proxy Statement under the heading “2010 Bonuses” which describes the primary factors considered in setting actual bonus amounts.  The Proxy Statement also provides that in considering these factors, there is no formulaic calculation followed and no specific weight given to any specific factor.  As a result, other than adding disclosure regarding individual performance to respond to the Staff’s comment number 6 below and set forth on Exhibit B hereto, the Company respectfully submits that no additional disclosure is warranted in this instance.

5.              Please explain why you believe your annual bonus should be reported in the bonus column of the summary compensation table and not in a non-equity incentive plan compensation column.  See Item 402(a)(6)(iii) of Regulation S-K and Question 119.02 in the Compliance and Disclosure Interpretations relating to Regulation S-K, located at our website.

RESPONSE:  The Staff’s comment is noted, and the Company has once again reviewed the material cited above.  While Question 119.02 states that amounts earned under a non-equity incentive plan that permits the exercise of negative discretion in determining bonus amounts generally would be reportable in the Non-equity Incentive Plan Compensation column, the Company believes that where the performance targets are not the same factors that are considered in setting actual bonus amounts, but rather mechanisms to ensure the tax deductibility of the bonuses, the better approach is to include what are essentially discretionary bonus amounts in the Bonus column.  As stated above, satisfaction of performance targets merely allows for the payment of bonuses that will be tax deductible, and does not factor into the determination of actual bonus amounts.  The Company further notes that in considering the appropriate column in which to disclose bonus amounts, the Company reviewed the requirements of the Grants of Plan-Based Awards table, which requires the disclosure of ‘the dollar value of the estimated future payout upon satisfaction of the conditions in question under non-equity incentive plan awards granted in the last fiscal year, or the applicable rate of estimated payouts.’  Given that the satisfaction of the performance targets does not influence the actual amount of bonus awarded, other than setting a maximum amount payable to allow for the tax deductibility of any bonuses awarded in accordance with applicable tax regulations, it did not seem appropriate to present the Company’s bonus information in this manner.  Furthermore, the Company believes that including amounts in the Non-equity Incentive Plan Compensation column, and the disclosure that would be required under the Grants of Plan-Based Awards table, elevates the performance targets to a level not warranted given the Company’s process in setting actual bonus amounts, and respectfully submits that in this instance disclosure in the Bonus column of the Summary Compensation Table is appropriate.

6.              We note your disclosure that individual performance is analyzed to determine the annual bonuses.  Please disclose how individual roles factored into the annual bonuses for each named executive officer.  See Item 402(b)(2)(vii) of  Regulation S-K.

RESPONSE:  In response to the Staff’s comment, the Company will revise future filings to disclose how individual roles factored into the annual bonuses for each named executive to the extent such roles are considered.  The proposed disclosure that would be included as an additional paragraph under the discussion of factors considered in establishing bonus amounts is set forth below (and will be appropriately modified in future filings to reflect actual circumstances).

Proposed Disclosure

While the factors noted above were the primary ones considered in setting bonus award amounts, the Committee also considered each executive’s role with respect to the execution of strategic initiatives, the length of time each executive held his position and the responsibilities of each executive and any changes thereto over the year.

Security Ownership of Certain Beneficial Owners and Management, page 42

7.              We note your response dated July 24, 2009 to comment 8 in our letter dated July 7, 2009 that you will “disclose the total number of outstanding shares of common stock and Class B common stock on which the ownership percentages in the table are determined… in future filings.”  Please disclose the total number of outstanding shares of common stock and Class B common stock on which the ownership percentages in the table were determined.

RESPONSE:  In response to the Staff’s comment, the Company notes that the omission of the disclosure in the “Security Ownership of Certain Beneficial Owners and Management” section of the 2011 Proxy Statement was inadvertent; however, these numbers do appear on first page of the Question and Answer section of the 2011 Proxy Statement.  In future filings, the Company will include the total number of outstanding shares of common stock and Class B common stock on which the ownership percentages in the table are determined either in a footnote to the stock ownership table or the lead-in to such table.

*        *        *        *

In addition, IAC acknowledges that:

•                  IAC is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  IAC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212.314.7376 (phone), 212.632.9551 (fax) or gregg.winiarski@iac.com if there are any comments or questions concerning the foregoing.

Sincerely,

/s/ Gregg Winiarski

Gregg Winiarski
Senior Vice President & General Counsel

cc:	Brigitte Lippmann, Securities and Exchange Commission
Angie Kim, Securities and Exchange Commission
Thomas McInerney, Chief Financial Officer, IAC/InterActiveCorp

Exhibit A

Proposed Disclosure Responding to Comment 2:

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2010, the Company had $742.1 million of cash and cash equivalents, $564.0 million of marketable securities and $95.8 million of long-term debt. Domestically, cash equivalents are primarily comprised of commercial paper rated A1/P1 or better, AAA rated treasury and government agency money market funds and treasury discount notes. Internationally, cash equivalents are primarily comprised of AAA prime and government money market funds and time deposits.  Marketable securities are primarily comprised of short-to-intermediate-term debt securities issued by the U.S. government, U.S. government agencies, states of the U.S. and subdivisions thereof and investment grade corporate issuers. The Company only invests in marketable securities with active secondary or resale markets to ensure portfolio liquidity and the ability to readily convert investments into cash to fund current operations, or satisfy other cash requirements as needed.  From time to time the Company may invest in marketable equity securities, but it is not customary for the Company to make investments in equity securities as part of its marketable securities investment strategy.  Long-term debt is comprised of $80.0 million in Liberty Bonds due September 1, 2035 and $15.8 million in Senior Notes due January 15, 2013.

At December 31, 2010, $164.1 million of the $742.1 million of cash and cash equivalents and none of the $564.0 million of marketable securities were held by the Company’s foreign subsidiaries.  No federal or state income taxes have been provided on the permanently reinvested earnings of certain of the Company’s foreign subsidiaries that hold this cash and cash equivalents.  If needed for our operations in the U.S., most of the cash and cash equivalents held by the Company’s foreign subsidiaries could be repatriated to the U.S., but under current law, would be subject to U.S. federal and state income taxes. However, the Company’s intent is to permanently reinvest these funds outside of the U.S. and, currently, the Company does not anticipate a need to repatriate them to fund our U.S. operations.

In summary, the Company’s cash flows attributable to continuing operations are as follows (in thousands):

	Years Ended December 31,
	2010	2009	2008
Net cash provided by operating activities	$340,707	$348,547	$118,920
Net cash (used in) provided by investing activities	(118,096)	(422,640)	933,995
Net cash used in financing activities	(717,210)	(405,797)	(674,116)

Net cash provided by operating activities attributable to continuing operations consists of earnings or loss from continuing operations adjusted for non-cash items, including amortization, depreciation, non-cash compensation expense, deferred income taxes, asset impairment charges, equity in income or losses of unconsolidated affiliates and gains or losses on the sales of investments, and the effect of changes in working capital.  Net cash provided by operating activities attributable to continuing operations in 2010 was $340.7 million and consists of a loss from continuing operations of $9.4 million, adjustments for non-cash items of $241.0 million and cash provided by working capital of $109.1 million.  Adjustments for non-cash items primarily consisted of $84.3 million of non-cash compensation expense, $63.9 million of depreciation, $28.0 million of goodwill impairment, $27.5 million of amortization of intangibles, which includes an impairment charge of $15.5 million and $25.7 million of equity in losses of unconsolidated affiliates.  The increase in cash from changes in working capital activities primarily consisted of an increase of $76.7 million in income taxes payable, an increase of $54.2 million in accounts payable and other current liabilities and an increase in deferred revenue of $19.7 million, partially offset by an increase in accounts receivable of $32.9 million.  The increase in income taxes payable was primarily a result of income tax refunds received in 2010 related to the federal carryback of net capital losses generated from the sale of ARO stock in 2009 and the receipt of refundable New York State tax credits under the Brownfield Cleanup Program Act, which were recorded as an income tax receivable in 2007 and principally related to the construction of the Company’s headquarters building in New York City.  The increase in accounts payable and other current liabilities is primarily due to an increase in accrued revenue share expense and an increase in accrued advertising expense.  The increase in accrued revenue share expense is primarily due to an increase in the proportion of revenue from distributed toolbars and other arrangements with third parties who direct traffic to our websites, as well as a shift in partner mix to partners carrying higher traffic acquisition costs. The increase in accrued advertising expense is primarily due to an increase in advertising and promotional expenditures in the fourth quarter of 2010 relative to the fourth quarter of 2009 at Search and Match.  The increase in deferred revenue is primarily due to the growth in subscription revenue at Match.  The increase in accounts receivable is primarily due to the growth in revenue earned from our paid listing supply agreement with Google; the related receivable from Google was $70.5 million and $53.7 million at December 31, 2010 and 2009, respectively. While our Match, ServiceMagic and Media & Other businesses experienced strong growth, the accounts receivable at these businesses are principally credit card receivables and, accordingly, are not significant in relation to the revenue of these businesses.

Net cash provided by operating activities attributable to continuing operations in 2009 was $348.5 million and consists of a loss from continuing operations of $956.5 million, adjustments for non-cash items of $1.2 billion and cash provided by working capital of $130.4 million. Adjustments for non-cash items primarily consisted of $916.9 million of goodwill impairment, $157.0 million of amortization of intangibles, which includes an impairment charge of $128.3 million, $70.1 million of non-cash compensation expense, $61.4 million of depreciation and a $58.1 million decrease in the fair value of the derivative asset related to ARO stock, partially offset by the gains on the sale of Match Europe of $132.3 million and the sales of long-term investments of $28.8 million.

The increase in cash from changes in working capital activities primarily consisted of an increase of $109.0 million in income taxes payable, an increase of $18.8 million in accounts payable and other current liabilities and an increase in deferred revenue of $14.2 million, partially offset by an increase in accounts receivable of $18.1 million.  The increase in income taxes payable was primarily a result of income tax refunds received in 2009 related to the federal carryback of net capital losses generated from the Company’s investment in Tree.com, which were recorded as an income tax receivable in 2008 and the receipt of state income tax refunds.  The increases in accounts payable and other current liabilities and deferred revenue are primarily a result of the growth in our businesses.  The increase in accounts receivable is primarily due to the growth in revenue in the fourth quarter of 2009 relative to the fourth quarter of 2008 earned from our paid listing supply agreement with Google; the related receivable from Google was $53.7 million and $43.0 million at December 31, 2009 and 2008, respectively.

Net cash provided by operating activities attributable to continuing operations in 2008 was $118.9 million and consists of net earnings from continuing operations of $141.9 million, adjustments for non-cash items of $71.1 million and cash provided by working capital of $48.1 million. Adjustments for non-cash items primarily consisted of $180.0 million of impairment charges related to investments, $85.8 million of non-cash compensation expense, $67.7 million of depreciation, a $63.2 million loss on the extinguishment of Senior Notes, $43.1 million of amortization of intangibles, which includes an impairment charge of $12.6 million, and $20.0 million of amortization of non-cash marketing, partially offset by the gains on sales of long-term investments of $381.1 million and deferred income taxes of $153.5 million.  The deferred income tax benefit primarily relates to the impairment of ARO stock and the net effect of several items related to the Spin-Off.  The increase in cash from changes in working capital activities primarily consisted of an increase of $121.2 million in income taxes payable and an increase in deferred revenue of $6.5 million, partially offset by a decrease of $80.7 million in accounts payable and other current liabilities. The decrease in accounts payable and other current liabilities is primarily due to the accrual and payment of 2008 cash bonuses in the fourth quarter of 2008, whereas the 2007 cash bonuses were accrued in the fourth quarter of 2007 but not paid until the first quarter of 2008 as well as a decrease in accrued revenue share expense primarily at Search resulting from the de-emphasis of relationships with certain partners during 2008 in conjunction with the renewed partnership with Google and a decrease of $23.7 million in accrued interest payable as a result of the extinguishment of $734.2 million of the Senior Notes in 2008.  The increase in income taxes payable was primarily a result of the current year income tax accrual being in excess of income tax payments.

Net cash used in investing activities attributable to continuing operations in 2010 of $118.1 million includes net purchases of marketable debt securities of $74.8 million, capital expenditures of $39.8 million primarily related to the internal development of software to support our offerings and our increased number of users, cash consideration used in acquisitions and investments of $19.6 million primarily related to the acquisition of Singlesnet, partially offset by a cash dividend of $11.4 million received from Meetic.

Net cash used in investing activities attributable to continuing operations in 2009 of $422.6 million includes net purchases of marketable debt securities of $356.7 million, cash consideration used in acquisitions and investments of $92.0 million primarily related to the acquisition of People Media, capital expenditures of $33.9 million, partially offset by proceeds of $64.0 million related to the sales of investments.

Net cash provided by investing activities attributable to continuing operations in 2008 of $934.0 million includes proceeds from the sales of investments of $549.3 million, primarily related to the sales of the Company’s equity investment in Jupiter Shop and preferred investment in Points, a cash distribution from the spun-off businesses of $441.7 million and net sales and maturities of marketable debt securities of $186.3 million, partially offset by cash consideration used in acquisitions and investments of $216.6 million primarily related to the acquisition of Lexico and the Company’s investment in HealthCentral and capital expenditures of $59.0 million.  In addition to internal development of software, capital expenditures in 2008 included investments in the Company’s data centers and headquarters building in New York City.

Net cash used in financing activities attributable to continuing operations in 2010 of $717.2 million includes $539.6 million for the repurchase of 23.1 million shares of common stock at an average price of $22.98 per share and $217.9 million in cash related to the Liberty Exchange described below, partially offset by proceeds related to the issuance of common stock, net of withholding taxes of $25.9 million and excess tax benefits from stock-based awards of $14.3 million.  On December 1, 2010, the Company completed the tax-free exchange of Evite, Gifts.com, IAC Advertising Solutions and $217.9 million in cash for substantially all of Liberty’s equity stake in IAC, representing 8.5 million shares of Class B common stock and 4.3 million shares of IAC common stock.

Net cash used in financing activities attributable to continuing operations in 2009 of $405.8 million includes $545.5 million for the repurchase of 32.1 million shares of common stock at an average price of $17.25 per share and the settlement of vested stock-based awards denominated in a subsidiary’s equity of $14.3 million, partially offset by proceeds related to the issuance of common stock, net of withholding taxes of $151.9 million.  Included in the proceeds related to the issuance of common stock are aggregate proceeds of $150.9 million from the exercise of warrants to acquire 11.5 million shares of IAC common stock that were due to expire on February 4, 2009. The strike price of the warrants was $13.09 per share.

Net cash used in financing activities attributable to continuing operations in 2008 of $674.1 million includes $519.9 million for the repurchase of Senior Notes ($456.7 million in principal amount), $145.6 million for the repurchase of 3.0 million shares of common stock at an average price of $48.53 per share and the issuance of common stock, net of withholding taxes of $10.6 million.